UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON JANUARY 28, 2011

DATE, TIME, AND PLACE: January 28, 2011, at 16:00 p.m., at the auditorium of the main place of business of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”), located at Avenida Presidente Juscelino Kubitschek, nº 2.235 – 1º mezzanine - Vila Olímpia - São Paulo – SP.

ATTENDANCE: Shareholders representing ninety-two, three hundred and fifty-six per cent (92,356%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Ms. Flavia Zahr Pace.

CALL: The Call was published in the Brazilian State Gazette (“DOE/SP”), on December 28, 29 and 30, 2010, and in the newspaper “Valor Econômico”, on December 28, 29, 30 and 31, 2010, and January 01 and 02, 2011.

AGENDA: (a) to CONDUCT the actual Vice-Chairman of the Company´s Board of Directors, Mr. Fabio Colletti Barbosa, to the position of Chairman of the Company´s Board of Directors; (b) to CONDUCT the actual Chairman of the Company´s Board of Directors, Mr. Marcial Angel Portela Alvarez, to the position of Vice-Chairman of the Company´s Board of Directors; and (c) in view of the resolved on the preceding items, to CONFIRM the composition of the Company´s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Extraordinary Shareholders Meeting was dismissed, considering that they are entirely knew by the shareholders, and were disclosed on website www.cvm.gov.br on December 27, 2010, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall

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remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, with the signatures of the Chairman and the Secretary and the shareholders Grupo Empresarial Santander, S.L., Sterrebeeck, B.V. and Santander Insurance Holding, S.L., and its publishing without the signatures of the attending shareholders, pursuant to article 130, “caput” and paragraphs 1º and 2º, of Law 6,404/76, respectively.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of Banco Santander representing more than eighty per cent (80%) of the voting capital, resolved to:

(a) to CONDUCT the actual Vice-Chairman of the Company´s Board of Directors, Mr. Fabio Colletti Barbosa, to the position of Chairman of the Company´s Board of Directors, with term of office until the next Ordinary Shareholders Meeting to be held in 2011, who, in view of the best practices of corporate governance, shall remain invested in such position until the investiture of Mr. Marcial Angel Portela Alvarez in the position of Chairman of the Company´s Board of Executive Officers, by signature of the competent “Instrument of Investiture” in the Book of Meetings of the Company’s Board of Executive Officers, for which he shall be elected in the Board of Directors Meeting to be held on February 02, 2011;

(b) to CONDUCT the actual Chairman of the Company´s Board of Directors, Mr. Marcial Angel Portela Alvarez, to the position of Vice-Chairman of the Company´s Board of Directors, with term of office until the next Ordinary Shareholders Meeting to be held in 2011, who in view of the best practices of corporate governance, shall remain invested in such position until his investiture in the position of Chairman of the Company´s Board of Executive Officers, by signature of the competent “Instrument of Investiture” in the Book of Meetings of the Company’s Board of Executive Officers, for which he shall be elected in the Board of Directors Meeting to be held on February 02, 2011;

(c) in view of the resolved on the preceding items, to CONFIRM the composition of the Company´s Board of Directors, effective as of the date of the investiture of Mr. Marcial Angel Portela Alvarez in the position of Chairman of the Board of Executive Officers, with term of office until the Company’s next Ordinary Shareholders Meeting to be held in 2011, as follows: Chairman of the Board of Directors: Mr. Fabio Colletti Barbosa (RG # 5.654.446-7 – CPF/MF # 771.733.258-20), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A – Vila Olímpia - São Paulo – SP; Vice-Chairman of the Board of Directors: Mr. Marcial Angel Portela Alvarez (RNE # V196033-G – CPF/MF # 809.357.880-34), a Spanish citizen, married,

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 executive, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A – Vila Olímpia - São Paulo – SP; Directors: Mr. José Antonio Alvarez Alvarez (Id Card # A1005039400 - Passport # AA261236), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo, (Id Card # AO138454500, Passport # AAA117365), a Spanish citizen, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira (RNE # W274948-B - CPF/MF # 007.805.468-06), a Portuguese citizen, married, administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A – Vila Olímpia - São Paulo - SP; Mr. José de Menezes Berenguer Neto (RG # 13.864.600-4 SSP/SP - CPF/MF # 079.269.848-76), a Brazilian citizen, married, bank employee, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A – Vila Olímpia - São Paulo - SP; Mr. José Roberto Mendonça de Barros (RG # 2.965.578-X SSP/SP– CPF # 005.761.408-30), a Brazilian citizen, married, economist, resident and domiciled in the city of São Paulo - SP, with business address at Av. Brigadeiro Faria Lima, 1739, 5o floor, São Paulo - SP; Mrs. Viviane Senna Lalli (RG # 7.538.713-X SSP/SP – CPF/MF # 077.538.178-09), a Brazilian citizen, widow, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Rua Dr. Olavo Egídio, 287 – 16o floor, São Paulo - SP, and Mr. Celso Clemente Giacometti (RG # 3.179.758-1 SSP/SP – CPF/MF # 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 – 6o floor, São Paulo - SP, recording that the last three Directors are considered Independent Directors, as defined in Paragraph 3º, article 14 of the By-laws. It is stated at the minutes that according to the representations made by Mr. Fabio Colletti Barbosa and Marcial Angel Portela Alvarez in their election at the Extraordinary Shareholders Meeting held on September 02, 2009, (i) they are not involved in any crime provided for by law which may prevent them from doing business, particularly those mentioned in article 147 of Corporation Law, and (ii) they meet the requirements set forth by Resolution 3041, dated 11.28.2002, of the Brazilian National Monetary Council.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the attorneys-in-fact of the shareholders Grupo Empresarial Santander, S.L., Sterrebeeck, B.V. and Santander Insurance Holding, S.L. São Paulo, January 28, 2011. Board: Marco Antônio Martins de Araújo Filho – Chairman; Flavia Zahr Pace – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. –Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro

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 – attorney-in-fact. SANTANDER INSURANCE HOLDING, S.L. – Beatriz Arruda Outeiro – attorney-in-fact.

I certifiy that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Marco Antonio Martins de Araújo Filho

Chairman

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer